SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                  to                 .

Commission File Number 000-11773

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings and Profit Sharing Plan and Trust Agreement
of Alfa Mutual Insurance Company

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Alfa Corporation
2108 E. South Blvd
Montgomery, Al 36106

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT OF ALFA MUTUAL INSURANCE COMPANY

By:	/s/ JERRY A. NEWBY
Jerry A. Newby President and CEO

Date: June 26, 2002

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT
OF ALFA MUTUAL INSURANCE COMPANY

Financial Statements
and Supplemental Schedule
December 30, 2001 and 2000

(With Independent Auditors’ Report Thereon)

INDEPENDENT AUDITORS’ REPORT

The Plan Administrator
Savings and Profit Sharing Plan and Trust Agreement
  of Alfa Mutual Insurance Company:

We have audited the accompanying statements of net assets available for benefits of the Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company as of December 30, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 30, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company as of December 30, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of and for the year ended December 30, 2001 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets as of December 30, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 30, 2001 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 25, 2002
Atlanta, Georgia

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT
OF ALFA MUTUAL INSURANCE COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 30, 2001 and 2000

	2001	2000
ASSETS
Investments:
At fair value:
Alfa Corporation Common Stock Fund	$11,820,092	9,107,411
Loans to participants	2,585,675	2,691,252
Mutual funds	58,560,647	87,496,461
Common/collective trusts	18,132,414	—

	91,098,828	99,295,124
At contract values which approximates fair value:
Principal Mutual Life Insurance Company Guaranteed Investment Contract #4-08487, matures May 31, 2001	—	2,214,179
Receivables:
Contributions receivable—employee	6,984	4,497
Contributions receivable—employer	3,116	7,096

Net assets available for plan benefits	$91,108,928	$101,520,896

See accompanying notes to financial statements.

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT
OF ALFA MUTUAL INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year ended December 30, 2001

Investment income:
Interest and dividends	$1,426,324
Net (depreciation) appreciation in fair value of investments	(14,061,064)

Total investment loss	(12,634,740)
Contributions by employees	5,851,230
Contributions by employer	3,455,250
Rollovers	42,471
Distributions to participants	(7,064,246)
Administrative expenses	(61,933)

Net decrease in net assets	(10,411,968)
Net assets available for plan benefits:
Beginning of year	101,520,896

End of year	$91,108,928

See accompanying notes to financial statements.

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT
OF ALFA MUTUAL INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS
December 30, 2001 and 2000

(1)    Plan Description

The Alfa Mutual Insurance Company’s (the Company) board of directors approved the Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company (the Plan) to provide retirement benefits for eligible employees of the Company, Alfa Services, Inc., and Creative Consultants, Inc.

The following brief description of the Plan is provided for general information only. Participants should refer to the Plan agreement for more complete information.

(a)  General

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is a defined contribution plan funded by voluntary employee and employer contributions.

Participation in the Plan is available to all eligible employees of the Company and its affiliates, hereinafter referred to as “Employer”.

(b)  Contributions

Contributions to the Plan are made by both participants and the Employer. Participants may elect to contribute a whole percentage of their gross payroll which is not less than 2% and not greater than 20%, subject to regulatory limitations. The Employer makes discretionary matching contributions to the Plan based on all or a portion of the employees’ pre-tax contribution. The Employer’s board of directors adopts a resolution each year which determines the Employer’s matching contributions.

For 2001, the Employer match was the greater of the employee’s contribution (up to $1,000) or 100% of the first 3% of eligible compensation and 50% of the next 2% of eligible compensation.

(c)  Participant Accounts

An account is maintained for each participant in the Plan. The participants’ accounts are credited with the participants’ contributions, their allocated portion of the Employer contributions, and investment earnings. Distributions, withdrawals, investment losses, and allocated expenses are subtracted from the account balances. Participants who withdraw their account balances forfeit the non-vested portion of their account. Such forfeitures are offset against the Employer’s contributions.

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT
OF ALFA MUTUAL INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

(d)  Vesting

Participants’ contributions are fully vested at the date of deposit. Employer contributions are vested as follows, with service prior to the inception of the Plan counting toward vesting.

Years of service	Vesting %
Less than 1	0%
1	10%
2	20%
3	30%
4	40%
5 or more	100%

A participant’s interest in the Employer’s contributions is also vested upon termination either because of death or disability or after attaining his/her early retirement date or normal retirement age.

Participants’ vested account balances represent the benefits available to the participants upon retirement, disability, death, or termination from the Plan. The amount of a terminated participant’s account which is not vested is credited to a suspense account which shares in the gains and losses of the Plan and which is subsequently used to reduce Employer contributions to the Plan.

(e)  Distributions

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the participant’s employment or the Plan. Distributions may be made in the form of a lump-sum cash payment, partial lump-sum payment and part installment payments, or installment payments over a specified period of time.

(f)  Loans

Participants may borrow funds from their accounts in the Plan subject to limitations set forth in the Plan agreement. A loan may not be for less than $1,000 and not more than the lesser of either one-half of the employee’s vested account balance or $50,000 reduced by the highest outstanding loan balance during the one-year period preceding the loan date. Interest rates are determined by the Plan using the prime rate plus one percentage point at the time the loan is requested.

(g)  Agreement with Trustee

AMVESCAP National Trust Company is the Plan trustee. The Company pays most administrative expenses incurred by the Plan.

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT
OF ALFA MUTUAL INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

(h)  Investment Funds

Participating employees authorize the Company to withhold amounts from their salaries and invest the amounts in any of the following funds. The funds and their primary investment objectives are as follows:

a)  IRT Stable Value—to preserve principal value while providing consistently high levels of current income and liquidity. The Fund invests in a diversified portfolio of investment contracts issued by large insurance companies, banks and other financial institutions.

b)  INVESCO Select Income Fund—to achieve high current income as a primary objective, and long-term capital appreciation as a secondary objective through investments in both corporate and U.S. government fixed-income securities.

c)  IRT 500 Index—to achieve investment returns that closely replicate the total returns generated by the Standard & Poor’s 500 Composite Stock Index, an unmanaged index comprised of U.S. common stocks weighted to companies with large market capitalizations.

d)  AIM Blue Chip Fund—to achieve long-term growth of capital. Current income is secondary. The Fund normally invests at least 65% of assets in common stocks of blue chip companies.

e)  Goldman Sachs CORE Large Cap Growth Fund—invests at least 90% of assets in equities of large-capitalization U.S. issuers, including foreign issuers that are traded in the United States.

f)  INVESCO Dynamics Fund—to achieve high total return and long-term capital appreciation. Aggressive investment policies focus generally on a diversified mix of medium-sized equity securities which are believed to present possibilities for long-term growth. Current income is not an objective of the Fund.

g)  AIM Small Cap Growth Fund—invests at least 80% of net assets in equity securities of small capitalization companies.

h)  Janus Worldwide Fund—pursues its objective primarily through investments in common stocks of foreign issuers. The Fund is designed for long-term investors who seek growth of capital and who can tolerate greater risks associated with investments in foreign and domestic common stocks.

i)  INVESCO Balanced Fund—to achieve high total return through capital growth and current income.

j)  Goldman Sachs International Equity Fund—long-term capital appreciation through investment in selected foreign companies located primarily in Western Europe and Japan.

k)  Alfa Corporation Common Stock Fund—invests in shares of common stock of Alfa Corporation (Alfa). The Company is a significant stockholder of Alfa Corporation.

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT
OF ALFA MUTUAL INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

(2)    Summary of Significant Accounting Policies

(a)  Basis of Financial Statements

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America using the accrual method of accounting.

(b)  Investments

Investments are stated at estimated fair value, except for the guaranteed investment contract, which is valued at contract value (see note 7). Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the Plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices.

Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities is based on the specific identification method. Dividends and interest are recorded when earned. The Plan presents in the statement of changes in net assets available for benefits the appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(c)  Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(4)  Plan Administration Expenses

Expenses of plan administration paid by the Company for the years ended December 30, 2001 and 2000, were $61,933 and $20,533, respectively, including consulting, legal, accounting, and trustee fees.

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT
OF ALFA MUTUAL INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

(5)    Investments

Investment securities representing 5% or more of the net assets available for plan benefits at December 31, 2001 and 2000 are as follows:

	2001	2000
Alfa Corporation Common Stock Fund	$11,820,092	9,107,411
Fidelity Advisor Stable Value fund	—	13,503,647
Goldman Sachs Large Cap Value Fund	26,990,392	33,822,767
INVESCO Dynamics Fund	8,509,986	12,048,257
INVESCO Balanced Fund	6,803,175	7,294,198
Janus Worldwide Fund	5,967,336	7,731,142
Franklin Small Cap Fund	—	7,439,579
IRT Stable Value	16,064,491	—
AIM Small Cap Growth Fund	5,874,923	—

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Collective/common trust	$(200,665)
Mutual funds	(16,194,002)
Alfa Corporation Common Stock	2,333,603

Total investments	$(14,061,064)

(6)    Related Party Transactions

Certain Plan investments are invested in shares of mutual funds managed by INVESCO Retirement, Inc. INVESCO Retirement, Inc. is the parent of AMVESCAP, the trustee of the Plan. Such investments qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $61,953 for the year ended December 30, 2001.

(7)    Contract With Insurance Company

In 1986, the Plan entered into an investment contract with the Principal Mutual Life Insurance Company (Principal). Principal maintains the contributions in an unallocated fund and credits interest based on the rates guaranteed in the applicable contract years. Each contract year, a new interest rate is determined and all deposits made within that year are guaranteed at the agreed-upon rate for five years. At December 30, 2000, guaranteed interest rates ranged from 6.72% to 6.40%. The contract is included in the financial statements at the December 30, 2000 contract value, as reported to the Plan by Principal. The contract period for the last investment contact expired on May 31, 2001. The Plan does not currently offer or plan to offer another investment contract.

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT
OF ALFA MUTUAL INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

(8)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(9)    Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 21, 1992, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. No tax determination letter has been obtained regarding certain plan amendments enacted subsequent to the date of the most recent determination; however, the plan administrator believes that the plan has operated within the terms of the Plan, as amended, and remains qualified under the provisions of the Internal Revenue Code.

Participants in the Plan are not subject to federal income taxes on their contributions, on amounts contributed by the Employer, or on earnings or appreciation of investments held by the Plan until withdrawn by the participant or distributed to the participant’s named beneficiary in the event of death.

Schedule 1

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT
OF ALFA MUTUAL INSURANCE COMPANY

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2001

Identity of issue, borrower lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Fair value
Common/collective trusts:
IRT Stable Value*	16,064,491 shares	$16,064,491
IRT 500 Index*	73,278 shares	2,067,923
Mutual funds:
AIM Blue Chip Fund	177,883 shares	2,193,302
AIM Small Cap Growth Fund	226,831 shares	5,874,923
Goldman Sachs Core Large Cap Growth Fund	2,214,142 shares	26,990,392
Goldman Sachs International Equity Fund	9,313 shares	142,398
Janus Worldwide Fund	135,590 shares	5,967,336
INVESCO Balanced Fund*	462,486 shares	6,803,175
INVESCO Dynamics Fund*	526,934 shares	8,509,986
INVESCO Select Income Fund*	387,898 shares	2,079,135
Stocks:
Alfa Corporation Common Stock*	708,656 shares	11,820,092
Loans to participants*	Interest rates range from 6% to 10.5% and various maturities from <1 to 29 years	2,585,675

*	Indicates party-in-interest to the Plan.